Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Liccardo, Michael A.	2. Issuer Name and Ticker or Trading Symbol Amnis Systems Inc. (AMNM)

6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

_X_ Director                            _X_ 10% Owner
_X_ Officer (give title below)   ___ Other (specify below)
Chairman, President and Chief Executive Officer

(Last) (First) (Middle) 13252 Simon Lane	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/30/2002
(Street) Los Altos Hills, CA 94022		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/30/2002	12/30/2002	A		12,500,000	A	(1)	93,174,746	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
10% Convertible Debenture Due 2003	0.04	12/30/2002	12/30/2002	C			$500,000	(2)	01/14/2003	Common Stock	12,500,000			D
10% Convertible Debenture Due 2005	(3)	01/14/2003	01/14/2003	A		$1,112,763		(2)	01/14/2005	Common Stock	$1,112,763	(3)	47,758,069	D
Explanation of Responses:

(1) The reporting person converted $500,000 of his 10% convertible debenture due 2003 on December 30, 2002 at the conversion price of $0.04 per share, resulting in his acquisition of 12,500,000 shares of common stock. The 10% convertible debenture due 2003 was convertible into common stock at a conversion price equal to $0.35, subject to adjustment to a lower conversion price through January 14, 2003.
(2) Immediately.
(3) The lower of (i) $0.35 or (ii) 70% of the average of the lowest three intraday prices during the 20 trading days immediately preceding conversion, subject to adjustment.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Michael A. Liccardo **Signature of Reporting Person Michael A. Liccardo	02/04/2003 Date
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